EXHIBIT 99.1

Re: (Additional) Letter to the Ministry of Communications

Ramat Gan, Israel – November 7, 2019 – B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM).

The Company hereby reports that it has sent the following letter to Israel’s Minister of Communications.

The letter below constitutes a translation of the letter published by the Company in Israel The Hebrew version represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

To: Minister of Communications, MK David Amsalem

Re : Urgent, B Communications Ltd. - Control Permit

Greetings,

A short time ago, the Company received a phone call from the Attorney General, informing us that the Attorney General responded to the Minister's request and provided him with all the clarifications and approvals requested by the Minister, and therefore there is no impediment to your signature as Minister of Communications on the control permit.

A very thorough job was carried out by the Ministry of Communications staff, all the necessary approvals required to duly sign the control permit were granted, and now is the time to bring this important event to a final resolution.

We do not see any material reason for not signing the control permit at this time, and it is wrong that irrelevant considerations will cause further financial damage to the citizens of the State of Israel and to pension funds and provident funds, that manage investments of tens of thousands of investors.

In view of the above, and in view of the immense importance of obtaining the control permit before the weekend, we will appreciate the receipt of the signed control permit today.

Sincerely,
Ami Barlev, CEO

Copy: Nati Cohen, Director General of the Ministry of Communications

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.